Filed pursuant to Rule 424(b)(3)

Registration No. 333-276217

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated December 29, 2023)

(Interactive Strength Inc.)

Up to 12,480,480 shares of common stock

This prospectus supplement supplements the prospectus dated December 29, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276217). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 8, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, of up to 12,480,480 shares of the common stock of Interactive Strength Inc. d/b/a Forme (the “Company,” “Forme,” “we,” or “us”) by the selling stockholder, 3i, LP (“3i” or the “selling stockholder” or the “Note Investor”), or its permitted transferees or other successors-in-interest. These 12,480,480 shares consist of: (a) up to 11,556,000 shares of common stock (the “Convertible Note Shares”) issuable upon the conversion of a senior unsecured convertible note in the aggregate principal amount of $2,160,000, which was issued with an eight percent (8.0%) original issue discount and which bears an interest rate of seven percent (7.0%) per annum, issued to the selling stockholder (the “Note”); and (b) up to 924,480 shares of common stock (the “Warrant Shares” and, together with the Convertible Note Shares, the “Shares”) issuable upon exercise of a common stock purchase warrant issued to the selling stockholder (the “Warrant” and, together with the Note, the “Securities”).

The Securities were issued pursuant to that certain purchase agreement between us and the selling stockholder, dated December 7, 2023 (the “Purchase Agreement”). The number of shares of common stock issuable upon conversion of the Note or exercise of the Warrant, as applicable, are subject to certain beneficial ownership and share issuance caps as set forth in the Purchase Agreement. See “The 3i Note Transaction” in the Prospectus for a description of the agreement and “Selling Stockholder” in the Prospectus for additional information regarding the selling stockholder.

The selling stockholder, or its permitted transferees or other successors-in-interest, may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. References to the “selling stockholder” in the Prospectus shall also refer to any permitted transferees or other successors-in-interest to the Note Investor. The prices at which the selling stockholder sells the Shares will be determined by the prevailing market price for the shares or in negotiated transactions. We provide additional information about how the selling stockholder may sell the Shares in “Plan of Distribution” on page 181 of the Prospectus.

We are not offering any shares of our common stock for sale under the Prospectus. We are registering the offer and resale of the Shares to satisfy contractual obligations owed by us to the selling stockholder pursuant to the Purchase Agreement and documents ancillary thereto. Our registration of the Shares covered by the Prospectus does not mean that the selling stockholder will offer or sell any of the Shares. Any of the Shares subject to resale hereunder will have been issued by us and acquired by the selling stockholder prior to any resale of such Shares pursuant to the Prospectus. No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering. The selling stockholder will pay or assume discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar expenses, if any, incurred for the sale of the Shares.

We will not receive any proceeds from the resale of the Shares by the selling stockholder pursuant to the Prospectus. However, we may receive up to $1.25 per share upon the cash exercise of the Warrant. The Warrant may be exercised at any time between December 7, 2023 and June 7, 2029. Upon the exercise of the Warrant for all 924,480 Warrant Shares by payment of cash, we will receive aggregate gross proceeds of approximately $1.2 million. However, we cannot predict when and in what amounts or if the Warrant will be exercised, and it is possible that the Warrant may expire and never be exercised, in which case we would not receive any cash proceeds.

Our common stock is listed on Nasdaq under the symbol “TRNR”. On January 5, 2024, the closing price of our shares of common stock was $0.75 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 10 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 8, 2024.